Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
XPO LOGISTICS, INC.

XPO Logistics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended, is hereby amended by deleting the first sentence of Article IV thereof in its entirety and replacing it with the following:

“The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be Three Hundred Million (300,000,000) shares of common stock, par value $0.001 per share, and Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share.”

SECOND: The Board of Directors of the Corporation has adopted a resolution approving and declaring advisable the amendment set forth in this Certificate of Amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: The stockholders of the Corporation, at a meeting duly called and held pursuant to Section 222 of the General Corporation Law of the State of Delaware, duly adopted the amendment set forth in this Certificate of Amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This amendment set forth in this Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 8th day of September, 2015.

XPO LOGISTICS, INC.
By:	/s/ Gordon E. Devens
Gordon E. Devens
Senior Vice President and General Counsel